Synergen Law Group A Professional Law Corporation

January 20, 2011

Mr. John Stickel, Attorney Advisor Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549	Via EDGAR Only

Re:           Poway Muffler and Brake, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-164856

Dear Mr. Stickel:

On behalf of Poway Muffler and Brake, Inc. (the ''Company''), we have today filed via the EDGAR system, Amendment No. 3 (the “Third Amendment”') to the above-captioned Registration Statement in response to the comments in your letter dated December 13, 2010.  The responses, in italics below, are in direct correlation to your numbered comments.

General

Comment No. 1

We note your response to our prior comment 1. In the "Determination of Offering Price" and "Plan of Distribution" sections, you state that the offering price of$1.10 was determined by the price shares were sold to your shareholders in a private placement. Given the change in offering price from $0.05 to $1.10, this disclosure no longer appears to be accurate. Please revise accordingly.

In response to this comment, the Company has revised its disclosure as requested.

Comment No. 2

We note your response to our prior comment 2. Your revised disclosure on page 41 states that your sole officer and director has advanced you $67,065 for operating expenses. Your June 30, 2010 balance sheet indicates that the stockholder's loan was $71,187. Please reconcile the inconsistency.

In response to this comment, the Company has revised its disclosure as requested.

819 Anchorage Place, Suite 28 Chula Vista, CA 91914	Tel. 619.475.7882 Fax. 619.512.5184

Mr. John Stickel
January 20, 2011
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Report of the Independent Registered Public Accounting Firm, page 16

Comment No. 3

Refer to prior comment 7. Please tell us the reason why the date of the independent accounting firm's report was changed from March 13, 2010 to September 16,2010.

The date of the independent accounting firm's report was changed in error.  The amended S-1 contains the date March 13, 2010.

Balance Sheet, page 17

Comment No. 4

Refer to prior comment 8. Please (i) provide us a schedule of your actual inventory count and costs in support of your claim that the inventory was not materially different in the years presented; (ii) disclose in your filing the reason why the amount of inventory as reported on your balance sheet was the same for the periods presented; and (iii) confirm that in future filings the basis of stating inventory will be from the periodic inventory system that you have disclosed that you maintain.

In response to this comment, (i) With respect to the schedule of actual inventory count, please see attached Exhibit A which is a roll forward schedule from the year end, December 31, 2009, to the date of the count; (ii) the Company's auditor has updated the Notes to the December 31, 2009 financial statements, which make the required disclosure under “Inventory”; (iii) the Company confirms that in future filings the basis of stating inventory will be from the periodic inventory system that the Company has disclosed and maintains.

Comment No. 5

Please update the financial statements to comply with Rule 8-08 of Regulation SX.  It appears that you should now present interim financial statements as of and for the three and nine months ended September 30, 2010.

I connection with this comment, the Company has included interim financial statements for the period ending September 30, 2010.

Mr. John Stickel
January 20, 2011
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Comment No. 6

As previously requested, please provide an updated consent of the independent registered accounting firm. A currently dated consent from the independent registered public accountant should be included with the amendment.

The Company has included an updated consent of the Company's independent registered accounting firm.

Regards,
SYNERGEN LAW GROUP

/s/ Karen A. Batcher, Esq.

Karen A. Batcher, Esq.
kbatcher@synergenlaw.com

Mr. John Stickel
January 20, 2011
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EXHIBIT A

POWAY MUFFLER & BRAKE, INC.
December 31, 2009

INVENTORY ROLL FORWARD SCHEDULE

Inventory per books - December 31, 2009			$16,964

Cost of sales G/L account #400
	FROM	TO
Inventory purchased, billed	January 1, 2010	March 10, 2010	11,307
Inventory sold	January 1, 2010	March 10, 2010
Not including:
Mufflers sold from stock	January 1, 2010	March 10, 2010	(1,878)

Inventory - March 10, 2010			$15,086

INVENTORY BY COUNT

Muffler inventory counted, March 10, 2010			$11,157
Other filters, oil, etc. (Estimated Approx.)			1,000
Other nuts, bolts, brackets, est.			400

Total Inventory by Count			$12,557

Variance			$2,529